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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                          ----------------------------------

                                      FORM 8-A/A
                                  (AMENDMENT NO. 7)

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                                     ECOLAB INC.
                (Exact name of registrant as specified in its charter)


                   DELAWARE                      41-0231510
           (State of incorporation            (I.R.S. Employer
               or organization)              Identification No.)


                ECOLAB CENTER
           370 NORTH WABASHA STREET
              ST. PAUL, MINNESOTA                   55102
            (Address of principal                 (Zip Code)
              executive offices)



Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                    Name of each exchange on which
to be registered:                      each class is to be registered:

COMMON STOCK, $1.00 PAR VALUE          NEW YORK STOCK EXCHANGE, INC.
                                       PACIFIC EXCHANGE, INC.

Securities to be registered pursuant to Section 12(g) of the Act:

                                         NONE
                                   (Title of Class)


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    In connection with listing on the New York Stock Exchange, Ecolab Inc. (the
"Registrant") registered, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, its common stock and rights to purchase participating preferred stock with the Securities and Exchange Commission on Form 8-A on November 17, 1986 (File No. 1-9328). The original filing has been amended on six occasions. This amendment, Number 7 on Form 8-A/A, serves to amend and restate the Registrant's description of its registered securities as a result of an increase in the authorized capital stock of the Registrant.

    At a Special Meeting of the Registrant's Stockholders held October 22,
1997, the stockholders approved a proposal to amend and restate the Registrant's Restated Certificate of Incorporation to increase the authorized Common Stock of the Registrant from 100,000,000 shares to 200,000,000 shares. Following stockholder approval, the Registrant filed the amended and restated Restated Certificate of Incorporation with the Office of the Secretary of State of Delaware effective October 22, 1997.


ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

    The Registrant's authorized capital stock consists of 200,000,000 shares of Common Stock, $1.00 par value (the "Common Stock"), and 15,000,000 shares of Preferred Stock, without par value (the "Preferred Stock"). Preferred Stock purchase rights are associated with issued shares of Common Stock.

    The Registrant's Restated Certificate of Incorporation provides for the classification of the Board of Directors into three classes of directors as nearly equal in number as possible. Directors are elected for three-year terms and in each year only one class of directors is elected. Although no Preferred Stock is outstanding, any class or series of Preferred Stock may have the right to elect directors and, subject to the applicable powers, preferences and rights applicable to such class or series, such directors elected need not be divided into classes.

    The Registrant's Restated Certificate of Incorporation contains provisions which may have an effect of delaying, deferring or preventing a change in control of the Registrant. A business combination between the Registrant, or a subsidiary of the Registrant, and an interested stockholder (generally any holder of more than 10 percent of the voting power) or an affiliate of an interested stockholder would require approval of the affirmative vote of 80 percent of the voting power of the Registrant's voting


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stock unless either (a) a majority of the directors who are not affiliated with the interested stockholder and who were directors before the interested stockholder acquired its 10 percent interest, has approved the business combination transaction, or (b) certain form of consideration, minimum price and procedural conditions are met. If the 80 percent vote required by the Restated Certificate of Incorporation is obtained in connection with a particular proposed transaction, the specified conditions would not have to be met and approval by the requisite directors would not be necessary to consummate the transaction. A business combination includes a merger or a consolidation of the Registrant or any subsidiary with an interested stockholder; the sale or other disposition by the Registrant or a subsidiary of assets or securities having a value of $10 million or more, if an interested stockholder is a party to the transaction; the adoption of any plan or proposal for the liquidation or dissolution of the Registrant proposed by or on behalf of an interested stockholder, or any reclassification of securities, recapitalization, merger or other transaction which has the effect directly or indirectly of increasing an interested stockholder's proportionate interest in the outstanding stock of any class of the Registrant or subsidiary.

COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences which may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation or dissolution of the Registrant, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock.

    Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. Common Stock is not redeemable. Stockholders do not have the right to cumulate their vote in the election of directors and, accordingly, the holders of more than 50 percent of the outstanding shares of Common Stock can elect all the directors in the class up for election.


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PREFERRED STOCK

    The Board of Directors of Registrant is authorized without further action of the stockholders to issue Preferred Stock in one or more series and may fix the designations and the powers, preferences and rights of the Preferred Stock. No class of Preferred Stock is currently outstanding. One million (1,000,000) shares of Series A Junior Participating Preferred Stock ("Series A Preferred Stock") have been reserved for issuance, pursuant to the terms of a Rights Agreement, dated as of February 24, 1996, between the Registrant and First Chicago Trust Company of New York, as Rights Agent, in connection with the rights described below.

RIGHTS

    The description of the Registrant's rights to purchase Series A Preferred Stock ("Rights") is contained in the Registrant's registration statement on Form 8-A, filed on February 28, 1996, as such filing may be amended from time to time, to register the Rights under Section 12(b) of the Securities Exchange Act of 1934, as amended. The Rights were issued on March 11, 1996.

ITEM 2.  EXHIBITS

    The following exhibits required in accordance with Part II to the Instructions as to exhibits on Form 8-A have been duly filed with the New York Stock Exchange, Inc. and the Pacific Exchange, Inc.:

1.  Annual Report on Form 10-K for the year ended December 31, 1996.

2. (a) Proxy Statement dated March 28, 1997 for the Annual Meeting of Stockholders held May 9, 1997.

    (b) Proxy Statement dated September 19, 1997 for a Special Meeting of Stockholders held October 22, 1997.

3.  (a)  Restated Certificate of Incorporation.

    (b)  By-Laws, as amended through December 16, 1996.

    (c) Amended and Restated Stockholder's Agreement between Henkel KGaA and Ecolab Inc. dated June 26, 1991.


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4.  Form of Common Stock Certificate.

5.  Annual Report to Stockholders for the year ended December 31, 1996.



                                      SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  November 21, 1997               ECOLAB INC.
                                  (Registrant)


                             By: /s/ Kenneth A. Iverson
                                 ---------------------------------
                                  Kenneth A. Iverson
                                  Vice President and Secretary


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